UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2023

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

UPCOMING DELISTING OF ADRS REPRESENTING SKT COMMON STOCK

SK Telecom (NYSE: SKM, hereinafter referred to as “SKT”), announced that, on June 23, 2023, it submitted requests (a) to the London Stock Exchange (the “LSE”) to cancel admission to trading on the Main Market of its American Depositary Receipts (Rule 144A American depositary shares with ISIN US78440P3064) representing SKT’s common stock (the “ADRs”)), and (b) to the UK Listing Authority to cancel the listing of the ADRs on the Official List. It is anticipated that the delisting and cancellation of admission to trading of the ADRs from the LSE will take effect on July 31, 2023. SKT decided to delist and cancel the admission to trading of the ADRs due to the low volume of trading in the ADRs on the LSE Main Market.

The ADRs will continue to be listed on the New York Stock Exchange. In addition, holders of ADRs have the right to convert their ADRs into common stock of SKT, subject to, and in accordance with, the procedure specified in the deposit agreement dated May 31, 1996, as amended by amendment no. 1 to the deposit agreement dated March 15, 1999, as further amended by amendment no. 2 to the deposit agreement dated April 24, 2000 and as further amended by amendment no. 3 to the deposit agreement dated 24 July 2002 entered into between SKT and Citibank, N.A. (“Citibank”). Holders of ADRs may directly contact Citibank and discuss these matters.

For further information and clarification, please contact +82-6100-2114 or SKT.IR@sktelecom.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: June 23, 2023